SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F    ☐

Material Contained in this Report

1.	English press release entitled, “ORIX Acquires Shares of DHC Corporation, Makes Firm a Consolidated Subsidiary”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : January 31, 2023	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project

ORIX Acquires Shares of DHC Corporation, Makes Firm a Consolidated Subsidiary

TOKYO, Japan - January 31, 2023 - ORIX Corporation ("ORIX") announces that, as outlined in its November 11, 2022 press release *Notice regarding Execution of Share Purchase Agreement*[1], it has acquired 91.1% of the outstanding shares of DHC Corporation ("DHC") as of today, making the firm a consolidated subsidiary.

1.Reason for Acquisition of Shares

DHC has many years of experience as a major leading cosmetics and health foods manufacturer, and boasts exceptional brand recognition within Japan. The company is widely appreciated by all ages and offers customers a fun shopping experience as they discover their own 'perfect' product through both its broad merchandise lineup and various media campaigns. In addition to its directly-owned stores and mail-order sales, DHC products are sold through a variety of channels, including convenience stores and drug stores.

Cosmetics and health foods have a role in supporting the healthy lives of people. Following the rise in health awareness due to the coronavirus pandemic, stable demand is expected to continue in the future. ORIX focuses on health care businesses through investment in INNOMEDICS Medical Instruments, Inc., a medical equipment sales company (head office: Bunkyo-ku, Tokyo) and DOJIN IYAKU-KAKO Co., Ltd., a pharmaceutical company (head office: Nakano-ku, Tokyo), and other means. This share acquisition will contribute to the network expansion of the healthcare fields within the ORIX Group.

ORIX Group has realized sustainable growth by contributing to society through its business activities, and has outlined a Sustainability Policy to help it meet its responsibilities to society. Based on these core principals, ORIX will capitalize on its expertise in improving corporate value cultivated over many years to promote a smooth business succession at DHC and further strengthen the compliance management system and corporate governance of DHC.

Mr. Yoshiaki Yoshida, who is the representative of DHC, will resign from his position after completion of the share acquisition. Under an updated management structure with ORIX as the new owner, DHC will continue to contribute to various stakeholders including its customers and clients, and act for the realization of a sustainable society.

2.Overview of Acquired Company (DHC Corporation)

(1)	Name	DHC Corporation
(2)	Address	2-7-1 Minami-Azabu, Minato-ku, Tokyo
(3)	Representative	Yoshiaki Yoshida, Chairman and President

1 Notice regarding Execution of Share Purchase Agreement (November 11, 2022)

1

2 (4)     Business overview Research and development, manufacture, and sale, etc. of cosmetics and health foods (5) Capital 3,377 million yen (6) Date of incorporation December 19, 1975 (7) Website https://top.dhc.co.jp/company/jp/ (8) Major shareholder Yoshiaki Yoshida (9) Relationship between the listed company and the acquired company There are no capital, personal, or business relationships required to be stated. (10) Business performance and financial conditions for last three fiscal years* (Unit: Mn JPY) Fiscal year FY20.7 FY21.7 FY22.7 Net assets 107,952 113,355 120,829 Total assets 124,408 133,875 139,992 Sales 97,287 90,118 90,531 Operating profit 4,087 10,937 16,676 Recurring profit 4,622 11,459 17,624 Net income 1,318 5,440 9,615

3 Contact Information: Investor Relations and Sustainability Department ORIX Corporation Tel: +81-3-3435-3121 About ORIX: ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world. Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/ (As of September 30, 2022) Caution Concerning Forward Looking Statements: These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022” furnished on Form 6-K.

ORIX Acquires Shares of DHC Corporation, Makes Firm a Consolidated Subsidiary January 31, 2023 Copyright © 2023 ORIX Corporation All rights reserved. 4

DHC Highlights and Deal Positioning ✓ DHC Corporation (“DHC”) has established a strong position as an industry-leading manufacturer of cosmetics and health foods ✓ Healthcare-related businesses are a focus area for ORIX Group, and DHC acquisition is an investment aimed at contributing to network expansion in this field Health foods No. 1 share Exceptional in 26 health supplement brand product recognition categories Cosmetics Market expansion fueled by increased health awareness Copyright © 2023 ORIX Corporation All rights reserved. 5

Company Profile and Market Positioning Company profile Market positioning • Cosmetics business Business areas • Health foods business • No. 1 share in 26 product categories, including meal Domestic health replacement and diet • Founded 1972 supplements, beauty aids, oral Founding / foods • Company established Dec care, stress reduction/sleep establishment 1975 support products • 2,032 (as of Oct 21, 2022) Employees • Focused on perennially popular Financial • Total assets 139.9 Bn JPY Domestic products such as beauty oils, • Sales 90.5 Bn JPY information cosmetics lineup includes top-selling items • Recurring profit 17.6 Bn JPY (FY22.7 Non- • Net profit 9.6 Bn JPY aimed at daily use like lip balm consolidated) Source: Fuji Keizai Health/Beauty Foods Marketing 2023 No. 1. Copyright © 2023 ORIX Corporation All rights reserved. 6

Background of ORIX’s Acquisition of DHC Shares ✓ DHC boasts strong brand recognition and solid market position in healthcare field, an area of focus for ORIX ✓ Founder, DHC, and ORIX reached agreement following extensive discussions focused on developing an understanding of each other’s needs, strategic alignment ORIX DHC ✓ Boasts long track record and exceptional brand recognition in Japan as ✓ Domestic PE business has invested in multiple industry-leading cosmetics, health foods manufacturer; established a businesses in healthcare field, which is a focus area. strong market position Acquisition to contribute to network expansion ✓ DHC’s strengths include wide range of products, customer base across ✓ Awareness of healthy lifestyles is increasing following age groups, and fun shopping experience across variety of channels; COVID pandemic, expect steady demand for cosmetics, sustained expansion to lead to growth health foods in the future ✓ Founding owner, which drove DHC’s growth to this point, sought ✓ Domestic PE business has expertise in ensuring smooth partner for business succession which could be entrusted with business succession based on extensive track record company’s future development Under new management structure, DHC will contribute towards realization of a sustainable society for a variety of stakeholders, including customers and suppliers ➢ Business succession: After founder’s retirement, current DHC leadership and ORIX will cooperate in transition to new management structure ➢ Improving corporate value: Focus on ways to improve DHC’s value by utilizing ORIX’s expertise and Group network (see P. 10, PE Investment Track Record) ➢ Governance: In addition to pre-acquisition due diligence, will promote further strengthening of DHC’s compliance systems and governance Copyright © 2023 ORIX Corporation All rights reserved. 7

Growth Strategy and Strengthening Corporate Value Aim Strategy (Example) • Accelerate utilization of DHC’s Improve DHC’s Corporate Value Customer acquisition massive customer base and associated data Implementing measures to realize DHC’s growth strategy will improve the company’s earnings (in quality and quantity) over the medium to long term, realizing ongoing improvement in corporate value • Strengthen supply chain, expand Value chain distribution channels • Proactively advertise in various Promotion media, platforms to improve market Value Creation for ORIX share Aim to realize IRR of 20% or higher through ORIX’s value • Aim to further improve brand creation model by utilizing owned assets, financial strategies such as LBO loans Overseas recognition in growth regions such as China, other parts of Asia Copyright © 2023 ORIX Corporation All rights reserved. 8

Businesses Included in Acquisition ✓ ORIX will acquire DHC’s core cosmetics and health foods businesses (some operations not included in purchase) Cosmetics Overseas (US, Asia) Businesses to be acquired by ORIX Others Health foods (Publishing, translation/interpretation, beer, sake manufacturing, advertising, others) Businesses not Others included in Resort hotels TV/Radio (Deep sea water, others) acquisition Copyright © 2023 ORIX Corporation All rights reserved. 9

PE Investment and Concession – About the Business ✓ Currently invested in 17 companies (as of end-March 2022); aim to develop new business segments for ORIX Investment Track Record Investee Companies IT Services Initial investment Business Leveraging our broad network and Management Koike Co., Ltd. 2017 Manufacturer of electronic materials oversight/support experience we have established a Primagest, Inc. 2017 Information processing service superior investment track record Hands-on involvement Development, manufacture of networking APRESIA Systems, Ltd. 2020 Target companies Investment span equipment Design, configuration of information M&A, Tie-up HC Networks, Ltd. 2020 network systems Strategy 3 – 5 years or Small-mid cap Expansion via M&As & Development of geographic information Informatix Inc 2020 tie ups with peer, systems longer focus adjacent industry firms (EV: Tens of Bn JPY) (per project) Logistics/Rental Services, Dairy Total engineering service for dairy, Cornes AG CORPORATION 2018 Marketing support agriculture-related equipment Customer, sales Wako Pallet Co., Ltd. 2019 Seller and lessor of logistics equipment Total investments channel expansion Track record since 2012 Scaffolding and temporary construction using ORIX network SUGIKO Co.,Ltd 2020 materials rental company Healthcare 30% IRR Professional INNOMEDICS Medical 26 companies Average achieved in 8 exits 2015 Sales of medical equipment and devices human resources Instruments, Inc. since 2012* Support from Veterinary pharmaceuticals (Formed via specialized staff Sasaeah Pharmaceutical Co., 2016 2020 merger of Fujita Pharm, Kyoto *Excludes sale of Kobayashi Kako assets in March 2022. Ltd. Biken) Copyright © 2023 ORIX Corporation All rights reserved. 10